CTPartners Executive Search Inc. Acquires UK-Based Augmentum Consulting Ltd.
Acquisition of Premier Executive Search Firm Will Enhance CTPartners' UK and Global Strength
NEW YORK - May 3, 2013 - CTPartners Executive Search Inc. (NYSE MKT: CTP), a leading executive search firm, today announced that it has acquired Augmentum Consulting Ltd., a premier executive search firm based in London. Prior to this transaction, Augmentum had been operating as Amrop Augmentum.

Augmentum Consulting has 13 client-facing consultants working for 20 of the FTSE 100, a number of Fortune 500 companies, and innovative and entrepreneurial market leaders. The company works across most industry verticals, and has specific expertise in the Professional Service & Outsourcing; Technology, Media & Telecommunications; Industrial; Automotive; Consumer; Retail; Sport & Leisure; and Financial Services industries. These areas of strength also complement CTPartners' existing UK business. In addition, Augmentum has a leading edge Non-Executive Directorship (NED) practice which offers training and recruitment services.

“With a reputation of delivering complex hiring mandates for leading global organizations across industries, the combination of the two firms in the UK market and globally will provide a strong competitive advantage and enhanced opportunities, “ commented Brian Sullivan, CEO of CTPartners. “ Acquiring Augmentum is consistent with our growth strategy and the transaction will have an immediate positive financial impact.”

Guy Barnes, Managing Director of Augmentum said “CTPartners is the quality leader among global search firms known for generating outstanding results for its clients. Brian and I have known each other for five years and share the passion of quality search execution which has been the underlying growth driver for both of our firms. We are pleased to join the CTPartners' team and believe that with our firms coming together we will offer unprecedented executive recruitment services to our clients.”

About CTPartners
CTPartners is a leading performance-driven executive search firm serving clients across the globe. Committed to a philosophy of partnering with its clients, CTPartners offers a proven record in C-Suite, senior executive, and board searches, as well as expertise serving private equity and venture capital firms.

With origins dating back to 1980, CTPartners serves clients with a global organization of more than 400 professionals and employees, offering expertise in board advisory services and executive recruiting services in the financial services, life sciences, industrial, professional services, retail and consumer, and technology, media and telecom industries.  Headquartered in New York, CTPartners has 22 offices in 15 countries.

www.ctnet.com

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CTPartners
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617-316-5527
jsilver@ctnet.com

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EVC Group
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EVC Group
212-646-0425
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